SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. II

317 University Ave., Suite 200
Palo Alto, California 94301

March 17, 2020

VIA EMAIL & EDGAR

Ronald (Ron) Alper

Special Counsel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Hedosophia Holdings Corp. II (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-236774)

Dear Mr. Alper:

The Company hereby withdraws its prior acceleration request, dated March 12, 2020, with respect to its Registration Statement on Form S-1 (File No. 333-236774).

Please contact Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 should you require further information.

Very truly yours,

Social Capital Hedosophia Holdings Corp. II

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Shearman & Sterling LLP

Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.